Dreyfus Premier Enterprise Fund

SEMIANNUAL REPORT March 31, 2006



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

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Contents



Dreyfus Premier
Enterprise Fund

The Fund

LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Enterprise Fund, covering the six-month period from October 1, 2005, through March 31, 2006.

After posting relatively mild gains during much of 2005, U.S. stocks began to show signs of renewed vigor in the first quarter of 2006. As they have for some time, smaller-cap stocks rose more sharply than large-cap shares in this current market environment in which investors have responded positively to reports of continued economic growth and robust business fundamentals in most industry groups. In fact, it recently was announced that, over the final three months of last year, pretax corporate profits rose at the fastest pace since 1992.

While our chief economist, Richard Hoey, currently expects U.S. economic growth to continue, the economic expansion may begin to rely less on consumer spending and more on corporate capital investment, exports and non-residential construction. In addition, inflationary pressures may increase moderately due to tighter labor markets and robust demand for goods and services. Clearly, changes in the economic climate might benefit some types of companies and industries more than others. As always, we encourage you to talk with your financial advisor to discuss investment options that may be suitable for you in this environment.

For more information about how the fund performed, as well as information on market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
April 17, 2006



DISCUSSION OF FUND PERFORMANCE

James D. Padgett, CFA, Portfolio Manager
Founders Asset Management LLC, Sub-Investment Adviser

How did Dreyfus Premier Enterprise Fund perform relative to its benchmark?

For the six-month period ended March 31, 2006, the fund produced total returns of 21.99% for Class A shares, 21.56% for Class B shares, 21.58% for Class C shares and 21.87% for Class T shares.[1] In comparison, the fund's benchmark, the Russell 2000 Growth Index (the "Index"), produced a total return of 16.20%.[2]

As they have for some time, small-cap stocks continued to produce higher returns than large-cap stocks during the reporting period, supported by steady economic growth, low inflation and investors' ample appetite for risk. The fund produced higher returns than its benchmark, primarily due to the success of our security selection strategy in the health care, technology, industrials and consumer discretionary sectors.

What is the fund's investment approach?

The fund seeks capital appreciation. To pursue this goal, the fund normally invests at least 65% of its assets in the stocks of micro-cap companies. Micro-cap companies typically are small (under $500 million market cap) and relatively unknown companies. The fund may also invest in companies with larger market capitalizations, if the portfolio manager believes they represent better prospects for capital appreciation. Although the fund will normally invest in common stocks of U.S.-based companies, it may invest up to 30% of its total assets in foreign securities. The fund's stock investments may include common stocks, preferred stocks and convertible securities, including those purchased in initial public offerings. The fund may also invest in securities issued by exchange-traded investment companies, which are designed to track a specific equity index.

We seek investment opportunities in companies with fundamental strengths that indicate the potential for strong profit growth. We focus on individual stock selection, building the portfolio from the bottom up, searching one by one for companies that display one or more of the following characteristics: strong management team; competitive industry position; focused business plan; product or market opportunities; strong business prospects; and the ability to benefit from changes in technology, regulations or industry sector trends.

What other factors influenced the fund's performance?

Although the reporting period began with investors worried about the potential impact of rising interest rates, surging energy prices and the Gulf Coast hurricanes on U.S. economic growth, these concerns abated during the fourth quarter of 2005 and the first quarter of 2006, as stock prices generally were driven higher by new evidence of sustainable economic expansion, persistently low inflation and robust corporate earnings growth. As a result, the Index rose to levels last reached in 2001.

In this favorable environment, our disciplined, bottom-up security selection process enabled the fund to participate even more strongly than the benchmark in the market's advance. The fund achieved particularly strong results in the health care, technology, industrials and consumer discretionary sectors. In the health care sector, the fund's performance was helped by holdings in a number of medical services and equipment providers. Among these, Hologic, a maker of digital mammography systems, benefited from the widespread adoption of digital diagnostic systems that enable caregivers to share and manage images more efficiently.

In the technology sector, semiconductors equipment manufacturer Ultratech recovered from earlier weakness as one of its products gained greater acceptance among major microchip manufacturers. Similarly, TTM Technologies, which makes circuit boards for the communications and computing equipment markets, bounded after posting strong earnings for the fourth quarter of 2005. In the industrials sector, companies such as Interface Inc., which makes carpet panels used in commercial buildings, benefited from investors' expectations of renewed strength in non-residential construction. Aircraft engine components maker Ladish also rallied as orders rose amid stronger customer demand.

Materials company Northgate Minerals, which mines gold and copper, also benefited from robust global industrial demand.

Consumer discretionary holdings also fared well in the strong economy. For example, MarineMax, a Florida-based boat retailer, enjoyed stronger sales to consumers with ample disposable incomes, and restaurant chain Buffalo Wild Wings benefited from the willingness of consumers to spend on casual dining.

The fund suffered from relatively few significant disappointments among individual stocks during the reporting period. We believe telecommunications services company InPhonic, which helps wireless telephone companies activate customer accounts over the Internet, encountered issues related to its business plan. Otherwise, results from the fund's financial holdings generally fell short of the benchmark's financial component due to modest disappointments from a variety of stocks.

What is the fund's current strategy?

Based on our disciplined security selection process, we have continued to find what we believe to be attractive opportunities among individual companies. Industry exposure in the fund currently is relatively closely aligned with that of the fund's benchmark, with an overweight position in the industrial sector, and underweight positions in the health care and technology sectors.

April 17, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*
Since the fund's inception, a significant portion of the fund's performance has been attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance. IPOs tend to have a reduced effect on performance as a fund's asset base grows.

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Growth Index is an unmanaged index which measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Enterprise Fund from October 1, 2005 to March 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended March 31, 2006

	Class A	Class B	Class C	Class T
Expenses paid per $1,000†	$ 12.29	$ 16.57	$ 16.57	$ 13.77
Ending value (after expenses)	$1,219.90	$1,215.60	$1,215.80	$1,218.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended March 31, 2006

	Class A	Class B	Class C	Class T
Expenses paid per $1,000†	$ 11.15	$ 15.03	$ 15.03	$ 12.49
Ending value (after expenses)	$1,013.86	$1,009.97	$1,009.97	$1,012.52

† *Expenses are equal to the fund's annualized expense ratio of 2.22% for Class A, 3.00% for Class B, 3.00% for Class C and 2.49% for Class T; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

Common Stocks—97.0%	Shares		Value ($)
Energy—7.6%			
Gasco Energy	905,125	a,b	5,068,700
Matrix Service	499,550	a,b	5,734,834
Tetra Technologies	98,775	b	4,646,376
Toreador Resources	58,250	a,b	1,812,157
Union Drilling	200,000	b	2,924,000
W-H Energy Services	65,775	b	2,926,330
			23,112,397
Exchange Traded—4.0%			
iShares Russell 2000 Growth Index Fund	57,850	a	4,610,645
iShares S&P Small Cap600/BARRA Growth Index Fund	35,600	a	4,611,624
Nasdaq-100 Index Tracking Stock	72,325	a	3,032,587
			12,254,856
Finance—5.6%			
AmericanWest Bancorp	57,475	b	1,521,363
Asta Funding	54,225	a	1,803,524
Community Bancorp/NV	89,950	b	2,785,751
Marlin Business Services	56,600	b	1,250,860
Pacific Premier Bancorp	119,925	b	1,406,720
Placer Sierra Bancshares	100,000		2,855,000
Preferred Bank/Los Angeles, CA	43,225		2,182,430
United PanAm Financial	104,475	b	3,228,278
			17,033,926
Food Distributors—1.8%			
Central European Distribution	135,775	a,b	5,220,549
Jones Soda	37,010	b	305,332
			5,525,881
Forest & Paper Products—1.0%			
Buckeye Technologies	321,675	a,b	**2,911,159**
Gold Mining—1.3%			
Northgate Minerals	1,612,825	b	**3,886,908**
Health Care—16.9%			
Adeza Biomedical	81,175	b	1,715,228
AMICAS	276,225	b	1,303,782
AMN Healthcare Services	164,575	b	3,080,844
Auxilium Pharmaceuticals	165,125	a,b	1,309,441
Cynosure, Cl. A	262,500	b	4,856,250
Emageon	102,450	b	1,740,625

Common Stocks (continued)	Shares		Value ($)
Health Care (continued)			
Encore Medical	365,350	a,b	1,870,592
Five Star Quality Care	460,800	b	5,018,112
HealthTronics	240,095	b	1,985,586
Hologic	138,968	b	7,691,879
I-Flow	237,375	a,b	3,161,835
MWI Veterinary Supply	81,158	b	2,670,098
Option Care	153,425	a	2,169,429
Res-Care	270,200	a,b	4,966,276
Rita Medical Systems	464,125	b	1,833,294
Senomyx	142,250	b	2,341,435
Spectranetics	126,925	b	1,500,254
Vital Images	66,075	a,b	2,251,836
			51,466,796
Industrial—10.4%			
Flanders	331,575	a,b	3,872,796
Gardner Denver	118,650	b	7,735,980
Gehl	171,650	b	5,685,048
Ladish	238,700	b	6,915,139
SI International	111,250	b	3,910,438
Sterling Construction	55,000	b	1,192,950
Trex	76,300	a,b	2,418,710
			31,731,061
Leisure & Entertainment—3.5%			
Century Casinos	325,563	b	3,463,990
MarineMax	194,250	b	6,511,260
Orange 21	189,750	b	844,388
			10,819,638
Retail—9.8%			
Buffalo Wild Wings	106,450	a,b	4,426,191
Casual Male Retail Group	399,450	b	3,890,643
Celebrate Express	145,100	b	1,828,260
Cosi	231,225	b	2,541,163
Golf Galaxy	130,100	b	2,842,685
Guitar Center	93,440	a,b	4,457,088
Liquidity Services	102,000	b	1,249,500
McCormick & Schmick's Seafood Restaurants	174,783	b	4,451,723

Common Stocks (continued)	Shares	Value ($)
Retail (continued)		
Ruth's Chris Steak House	177,658 b	4,230,037
		29,917,290
Services—11.7%		
Barrett Business Services	164,014 b	4,428,378
Geo Group	70,325 b	2,344,635
Home Solutions of America	122,350 a,b	827,086
Huron Consulting Group	137,670 b	4,170,024
Interface, Cl. A	447,455 b	6,179,354
Marten Transport	200,763 b	3,631,803
Old Dominion Freight Line	167,457 b	4,512,966
PeopleSupport	625,525 b	6,130,145
Rush Enterprises, Cl. A	206,825 b	3,635,983
		35,860,374
Technology—23.4%		
Angiodynamics	76,050 b	2,286,063
Applied Films	302,575 b	5,879,032
California Micro Devices CP	448,950 b	3,551,194
Comtech Group	32,177 b	321,770
DTS	230,365 b	4,528,976
EMS Technologies	212,225 b	3,826,417
InPhonic	296,525 a,b	2,072,710
Microtune	352,725 a,b	1,841,225
Mind CTI	494,200	1,536,962
Mindspeed Technologies	493,650 a,b	1,964,727
MIPS Technologies	164,400 b	1,226,424
Open Solutions	56,475 b	1,542,332
Perficient	317,204 b	3,682,738
Radiant Systems	324,000 b	4,380,480
RADWARE	121,600 b	2,143,808
Radyne	271,285 b	4,332,421
Rudolph Technologies	186,550 b	3,180,678
Scopus Video Networks	203,000 b	1,029,210
SonicWALL	291,600 b	2,067,444
SupportSoft	439,925 b	1,948,868
Terayon Communication Systems	711,350 b	1,301,771
TTM Technologies	347,300 b	5,032,377

Common Stocks (continued)	Shares	Value ($)
Technology (continued)		
Ulticom	129,675 b	1,394,006
Ultratech	201,994 b	4,944,813
Valueclick	225,209 b	3,810,536
Volterra Semiconductor	87,450 a,b	1,669,421
		71,496,403
Total Common Stocks		
(cost $238,628,042)		**296,016,689**

Other Investment—2.2%

Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $6,834,000)	6,834,000 c	**6,834,000**

Investment of Cash Collateral for Securities Loaned—14.9%

Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $45,553,114)	45,553,114 c	**45,553,114**

Total Investments (cost $291,015,156)	**114.1%**	**348,403,803**
Liabilities, Less Cash and Receivables	**(14.1%)**	**(43,174,202)**
Net Assets	**100.0%**	**305,229,601**

a All or a portion of these securities are on loan. At March 31, 2006, the total market value of the fund's securities on loan is $43,091,002 and the total market value of the collateral held by the fund is $45,553,114.
b Non-income producing security.
c Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Technology	23.4	Finance	5.6
Money Market Investments	17.1	Exchange Traded	4.0
Health Care	16.9	Leisure & Entertainment	3.5
Services	11.7	Food Distributors	1.8
Industrial	10.4	Gold Mining	1.3
Retail	9.8	Forest & Paper Products	1.0
Energy	7.6		**114.1**

† Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities on loan, valued at $43,091,002)–Note 1(c):		
Unaffiliated issuers	238,628,042	296,016,689
Affiliated issuers	52,387,114	52,387,114
Receivable for investment securities sold		9,521,766
Dividends and interest receivable		67,505
Prepaid expenses		34,867
		358,027,941
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		617,144
Cash overdraft due to custodian		199,729
Liability for securities on loan–Note 1(c)		45,553,114
Payable for investment securities purchased		6,114,700
Payable for shares of Beneficial Interest redeemed		201,199
Accrued expenses		112,454
		52,798,340
Net Assets ($)		**305,229,601**
Composition of Net Assets ($):		
Paid-in capital		222,830,425
Accumulated investment (loss)–net		(2,555,033)
Accumulated net realized gain (loss) on investments		27,565,562
Accumulated net unrealized appreciation (depreciation) on investments		57,388,647
Net Assets ($)		**305,229,601**

Net Asset Value Per Share

	Class A	Class B	Class C	Class T
Net Assets ($)	172,645,437	51,124,927	78,850,920	2,608,317
Shares Outstanding	6,764,677	2,101,450	3,237,407	103,977
Net Asset Value Per Share ($)	**25.52**	**24.33**	**24.36**	**25.09**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended March 31, 2006 (Unaudited)

Investment Income ($):	
Income:	
Interest income	380,706
Cash dividends (net of $10,378 foreign taxes withheld at source):	
Unaffiliated issuers	188,923
Affiliated issuers	2,596
Income from securities lending	284,024
Total Income	**856,249**
Expenses:	
Investment advisory fee–Note 3(a):	
Basic Fee	1,664,723
Performance adjustment	681,346
Shareholder servicing costs–Note 3(c)	518,886
Distribution fees–Note 3(b)	441,077
Professional fees	50,910
Registration fees	24,171
Prospectus and shareholders' reports	20,181
Custodian fees–Note 3(c)	10,782
Trustees' fees and expenses–Note 3(d)	3,134
Miscellaneous	7,676
Total Expenses	**3,422,886**
Less–reduction in custody fees due to earnings credits–Note 1(c)	(11,604)
Net Expenses	**3,411,282**
Investment (Loss)–Net	**(2,555,033)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	30,807,560
Net unrealized appreciation (depreciation) on investments	23,289,291
Net Realized and Unrealized Gain (Loss) on Investments	**54,096,851**
Net Increase in Net Assets Resulting from Operations	**51,541,818**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended March 31, 2006 (Unaudited)	Year Ended September 30, 2005
Operations ($):		
Investment (loss)–net	(2,555,033)	(4,617,033)
Net realized gain (loss) on investments	30,807,560	24,464,944
Net unrealized appreciation (depreciation) on investments	23,289,291	14,366,983
Net Increase (Decrease) in Net Assets Resulting from Operations	**51,541,818**	**34,214,894**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Class A shares	(11,249,637)	(9,142,512)
Class B shares	(3,973,742)	(4,182,211)
Class C shares	(5,535,023)	(5,087,802)
Class T shares	(174,871)	(175,462)
Total Dividends	**(20,933,273)**	**(18,587,987)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	40,152,287	54,672,326
Class B shares	2,536,115	7,674,023
Class C shares	13,184,868	16,975,532
Class T shares	738,352	264,737
Dividends reinvested:		
Class A shares	9,308,618	7,475,468
Class B shares	3,242,329	3,347,583
Class C shares	3,572,632	3,462,252
Class T shares	167,314	166,268
Cost of shares redeemed:		
Class A shares	(22,618,157)	(36,713,503)
Class B shares	(5,713,111)	(8,909,513)
Class C shares	(5,568,248)	(13,523,522)
Class T shares	(451,319)	(382,003)
Capital contribution by Dreyfus–Note 3(a)	1,301,858	–
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**39,853,538**	**34,509,648**
Total Increase (Decrease) in Net Assets	**70,462,083**	**50,136,555**
Net Assets ($):		
Beginning of Period	234,767,518	184,630,963
End of Period	**305,229,601**	**234,767,518**
Accumulated investment (loss)–net	(2,555,033)	–

	Six Months Ended March 31, 2006 (Unaudited)	Year Ended September 30, 2005
Capital Share Transactions:		
Class A		
Shares sold	1,695,758	2,519,428
Shares reinvested	410,994	331,653
Shares redeemed	(965,508)	(1,688,494)
Net Increase (Decrease) in Shares Outstanding	**1,141,244**	**1,162,587**
Class B		
Shares sold	112,659	365,007
Shares reinvested	149,693	153,700
Shares redeemed	(249,678)	(424,102)
Net Increase (Decrease) in Shares Outstanding	**12,674**	**94,605**
Class C		
Shares sold	584,754	809,357
Shares reinvested	164,944	158,892
Shares redeemed	(247,045)	(644,874)
Net Increase (Decrease) in Shares Outstanding	**502,653**	**323,375**
Class T		
Shares sold	31,380	12,299
Shares reinvested	7,510	7,469
Shares redeemed	(19,164)	(17,478)
Net Increase (Decrease) in Shares Outstanding	**19,726**	**2,290**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended March 31, 2006 (Unaudited)	Year Ended September 30,				
		2005	2004	2003	2002	2001[a]
Per Share Data ($):						
Net asset value, beginning of period	22.70	20.93	17.41	11.64	11.78	12.50
Investment Operations:						
Investment (loss)–net[b]	(.22)	(.40)	(.47)	(.36)	(.35)	(.15)
Net realized and unrealized gain (loss) on investments	4.85	4.34	3.99	6.13	.34	(.57)
Total from Investment Operations	4.63	3.94	3.52	5.77	(.01)	(.72)
Distributions:						
Dividends from net realized gain on investments	(1.93)	(2.17)	–	–	(.13)	–
Capital contribution by Dreyfus	.12	–	–	–	–	–
Net asset value, end of period	25.52	22.70	20.93	17.41	11.64	11.78
Total Return (%)[c]	21.99[d,e]	18.92	20.22	49.57	(.26)	(5.76)[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.11[d]	2.27	2.50	2.87	2.80	1.80[d]
Ratio of net expenses to average net assets	1.11[d]	2.27	2.50	2.87	2.80	1.80[d]
Ratio of net investment (loss) to average net assets	(.80)[d]	(1.84)	(2.21)	(2.64)	(2.52)	(1.12)[d]
Portfolio Turnover Rate	68.50[d]	156.48	138.14	164.61	191.85	188.42[d]
Net Assets, end of period ($ X 1,000)	172,645	127,664	93,371	43,247	19,496	10,636

[a] From November 27, 2000 (commencement of operations) to September 30, 2001.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] If capital contribution as described in Note 3(a) had not been made by Dreyfus, total return for the six month ended March 31, 20006 would have been 21.47%.
See notes to financial statements.

Class B Shares	Six Months Ended March 31, 2006 (Unaudited)	Year Ended September 30,				
		2005	2004	2003	2002	2001[a]
Per Share Data ($):						
Net asset value, beginning of period	21.80	20.32	17.04	11.48	11.70	12.50
Investment Operations:						
Investment (loss)–net[b]	(.30)	(.55)	(.61)	(.46)	(.45)	(.23)
Net realized and unrealized gain (loss) on investments	4.64	4.20	3.89	6.02	.36	(.57)
Total from Investment Operations	4.34	3.65	3.28	5.56	(.09)	(.80)
Distributions:						
Dividends from net realized gain on investments	(1.93)	(2.17)	–	–	(.13)	–
Capital contribution by Dreyfus	.12	–	–	–	–	–
Net asset value, end of period	24.33	21.80	20.32	17.04	11.48	11.70
Total Return (%)[c]	21.56[d,e]	17.99	19.25	48.43	(.95)	(6.40)[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.50[d]	3.05	3.28	3.65	3.57	2.44[d]
Ratio of net expenses to average net assets	1.49[d]	3.05	3.28	3.65	3.57	2.44[d]
Ratio of net investment (loss) to average net assets	(1.16)[d]	(2.63)	(3.01)	(3.42)	(3.29)	(1.76)[d]
Portfolio Turnover Rate	68.50[d]	156.48	138.14	164.61	191.85	188.42[d]
Net Assets, end of period ($ X 1,000)	51,125	45,544	40,525	23,970	15,152	9,762

[a] From November 27, 2000 (commencement of operations) to September 30, 2001.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] If capital contribution as described in Note 3(a) had not been made by Dreyfus, total return for the six month ended March 31, 20006 would have been 21.01%.

See notes to financial statements.

Class C Shares	Six Months Ended March 31, 2006 (Unaudited)	2005	2004	2003	2002	2001[a]
		Year Ended September 30,				
Per Share Data ($):						
Net asset value, beginning of period	21.82	20.34	17.05	11.48	11.70	12.50
Investment Operations:						
Investment (loss)−net[b]	(.30)	(.55)	(.61)	(.45)	(.45)	(.22)
Net realized and unrealized gain (loss) on investments	4.65	4.20	3.90	6.02	.36	(.58)
Total from Investment Operations	4.35	3.65	3.29	5.57	(.09)	(.80)
Distributions:						
Dividends from net realized gain on investments	(1.93)	(2.17)	–	–	(.13)	–
Capital contribution by Dreyfus	.12	–	–	–	–	–
Net asset value, end of period	24.36	21.82	20.34	17.05	11.48	11.70
Total Return (%)[c]	21.58[d,e]	17.98	19.30	48.52	(.95)	(6.40)[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.50[d]	3.04	3.27	3.62	3.56	2.42[d]
Ratio of net expenses to average net assets	1.49[d]	3.04	3.27	3.62	3.56	2.42[d]
Ratio of net investment (loss) to average net assets	(1.18)[d]	(2.62)	(3.00)	(3.39)	(3.28)	(1.74)[d]
Portfolio Turnover Rate	68.50[d]	156.48	138.14	164.61	191.85	188.42[d]
Net Assets, end of period ($ X 1,000)	78,851	59,675	49,038	25,503	15,493	8,945

[a] *From November 27, 2000 (commencement of operations) to September 30, 2001.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *If capital contribution as described in Note 3(a) had not been made by Dreyfus, total return for the six month ended March 31, 20006 would have been 21.04%.*

See notes to financial statements.

Class T Shares	Six Months Ended March 31, 2006 (Unaudited)	Year Ended September 30,				
		2005	2004	2003	2002	2001[a]
Per Share Data ($):						
Net asset value, beginning of period	22.37	20.71	17.28	11.58	11.75	12.50
Investment Operations:						
Investment (loss)–net[b]	(.26)	(.46)	(.52)	(.40)	(.38)	(.18)
Net realized and unrealized gain (loss) on investments	4.79	4.29	3.95	6.10	.34	(.57)
Total from Investment Operations	4.53	3.83	3.43	5.70	(.04)	(.75)
Distributions:						
Dividends from net realized gain on investments	(1.93)	(2.17)	–	–	(.13)	–
Capital contribution by Dreyfus	.12	–	–	–	–	–
Net asset value, end of period	25.09	22.37	20.71	17.28	11.58	11.75
Total Return (%)[c]	21.87[d,e]	18.57	19.85	49.22	(.52)	(6.00)[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.25[d]	2.55	2.78	3.14	3.06	2.06[d]
Ratio of net expenses to average net assets	1.24[d]	2.54	2.78	3.14	3.06	2.06[d]
Ratio of net investment (loss) to average net assets	(.96)[d]	(2.12)	(2.50)	(2.91)	(2.76)	(1.38)[d]
Portfolio Turnover Rate	68.50[d]	156.48	138.14	164.61	191.85	188.42[d]
Net Assets, end of period ($ X 1,000)	2,608	1,885	1,697	795	449	366

[a] From November 27, 2000 (commencement of operations) to September 30, 2001.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] If capital contribution as described in Note 3(a) had not been made by Dreyfus, total return for the six month ended March 31, 20006 would have been 21.33%.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS (Unaudited)

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Enterprise Fund (the "fund") is a separate non–diversified series of Dreyfus Premier Opportunity Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open–end management investment company and operates as a series company currently offering five series, including the fund. The fund's investment objective is capital appreciation. The Dreyfus Corporation ("Manager" or "Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly–owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Founders Asset Management LLC ("Founders") serves as the fund's sub-investment adviser. Founders is a 90% owned subsidiary of Mellon Financial. The fund is closed to new investors.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B, Class C and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective on March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

- By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders-managed fund since on or before February 28, 2006.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.

- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

Effective on March 1, 2006, Class A and Class T shares of the fund may be purchased at NAV without payment of a sales charge:

- For Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the Distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA rollover account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex–dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended September 30, 2005 were as follows: ordinary income $4,052,763 and long-term capital gains $14,535,224. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended March 31, 2006, the fund did not borrow under the line of credit.

NOTE 3-Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement with Dreyfus, the fund pays Dreyfus a monthly base fee equal to 1/12th of 1.25% of daily net assets averaged over the most recent month. Each month, before the base fee is paid, the base fee may be increased, or decreased, by a performance adjustment, at the monthly rate of 1/12th of .10% of daily net assets averaged over the past rolling 36 months for each percentage point by which the investment performance of the fund exceeds, or is exceeded by, the performance of the fund's reference index, the Russell 2000 Growth Index over the past rolling 36 months. The maximum performance adjustment for any month cannot exceed a monthly rate of 1/12 of .80% of daily net assets averaged over the past rolling 36 months. The minimum performance adjustment for any month cannot exceed a monthly rate of 1/12th of (.80%) of daily net assets averaged over the past rolling 36 months. The base fee, as adjusted, is accrued daily. During the period ended March 31, 2006, the management fee accrued by the fund (i.e., the sum of each monthly accrual of the base fee as adjusted by the performance adjustment), amounted to 1.76% of the funds average daily net assets, on an annualized basis.

Dreyfus continues to discuss with the staff of the Securities and Exchange Commission adjustments to the methodology historically used to calculate the performance adjustments to the management fee. As a result of these discussions on November 28, 2005, Dreyfus made a capital contribution of $1,301,858 to the fund, which represented approximately .52% of the fund's net assets on that date. The capital contribution, which is reflected in the fund's Paid-in-Capital and Statement of Changes in Net Assets, reflected an adjustment in the methodology used to calculate the management fee of the fund. Dreyfus and the fund continue to cooperate with the staff's review of this matter and Dreyfus continues to believe that the likelihood is remote that final resolution of this matter will have a material adverse financial impact on the fund or negatively impact Dreyfus's ability to render investment services to the fund.

Pursuant to a Sub-Investment Advisory Agreement with Founders, the sub-investment advisory fee is payable monthly by Dreyfus. Dreyfus pays Founders a sub-investment advisory fee equal to one-half of the management fee that Dreyfus receives from the fund.

During the period ended March 31, 2006, the Distributor retained $47,984 and $510 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $46,652 and $6,548 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the average daily net assets of Class B and Class C shares, and .25% of the average daily net assets of Class T shares. During the period ended March 31, 2006, Class B, Class C and Class T shares were charged $181,279, $256,992 and $2,806, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended March 31, 2006, Class A, Class B, Class C and Class T shares were charged $184,048, $60,426, $85,664 and $2,806, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31,2006, the fund was charged $86,637 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of Dreyfus under a custody agreement for providing custodial services for the fund. During the period ended March 31, 2006, the fund was charged $10,782 pursuant to the custody agreement.

During the period ended March 31, 2006, the fund was charged $3,784 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $442,366, Rule 12b-1 distribution plan fees $81,225, shareholder services plan fees $63,210, chief compliance officer fees $1,910 and transfer agency per account fees $28,433.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended March 31, 2006, amounted to $195,940,632 and $172,344,481, respectively.

At March 31, 2006, accumulated net unrealized appreciation on investments was $57,388,647, consisting of $64,257,881 gross unrealized appreciation and $6,869,234 gross unrealized depreciation.

At March 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Subsequent Event:

Effective on or about June 1, 2006, the fund will no longer offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

NOTES

For More Information

**Dreyfus Premier
Enterprise Fund**

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Founders Asset Management LLC
Founders Financial Center
2930 East Third Avenue
Denver, CO 80206

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0534SA0306

Dreyfus Premier
Financial Services Fund

SEMIANNUAL REPORT March 31, 2006



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Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Financial Services Fund, covering the six-month period from October 1, 2005, through March 31, 2006.

After posting relatively mild gains during much of 2005, U.S. stocks began to show signs of renewed vigor in the first quarter of 2006. As they have for some time, smaller-cap stocks rose more sharply than large-cap shares in this current market environment in which investors have responded positively to reports of continued economic growth and robust business fundamentals in most industry groups. In fact, it recently was announced that, over the final three months of last year, pretax corporate profits rose at the fastest pace since 1992.

While our chief economist, Richard Hoey, currently expects U.S. economic growth to continue, the economic expansion may begin to rely less on consumer spending and more on corporate capital investment, exports and non-residential construction. In addition, inflationary pressures may increase moderately due to tighter labor markets and robust demand for goods and services. Clearly, changes in the economic climate might benefit some types of companies and industries more than others. As always, we encourage you to talk with your financial advisor to discuss investment options that may be suitable for you in this environment.

For more information about how the fund performed, as well as information on market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
April 17, 2006



DISCUSSION OF FUND PERFORMANCE

William B. Rubin, Portfolio Manager

How did Dreyfus Premier Financial Services Fund perform relative to its benchmark?

For the six-month period ended March 31, 2006, the fund produced total returns of 15.45% for its Class A shares, 14.95% for Class B shares, 14.86% for Class C shares, 13.10% for Class R shares and 14.37% for Class T shares.[1] In comparison, the fund's benchmark, the Goldman Sachs Financial Services Index, produced a total return of 12.20% for the same period.[2]

The financial services sector benefited during the reporting period from accelerating strength in the capital markets, which helped drive earnings of brokerage firms, asset managers and some banks higher. At the same time, robust credit conditions in a growing economy helped support the stocks of many lenders. The fund produced higher returns than its benchmark, primarily due to its emphasis on better-performing brokerage and specialty finance companies.

What is the fund's investment approach?

The fund seeks long-term capital appreciation. To pursue this goal, the fund normally invests at least 80% of its assets in stocks of companies in the financial services and financial services–related sectors. These companies may include, for example, commercial banks, thrifts, securities/brokerage firms, insurance companies, real estate–related companies, consumer and commercial finance companies and financial technology and processing companies.

When choosing stocks, the fund first analyzes the financial services sectors, focusing on key macroeconomic, demographic and market trends to determine which sectors are likely to fare best within a particular environment. Based on this analysis, the fund may overweight or underweight certain financial services sectors. Using fundamental analysis, the fund then seeks companies within these sectors that have strong growth prospects, consistent earnings growth, strong balance sheets and attractive returns on equity. The fund will look for companies with attractive valuations and the potential to achieve predictable, above-average earnings or revenue growth. The fund typically sells a stock when the reasons for buying it no longer apply, when it achieves our price objective, or when the company begins to show deteriorating fundamentals or poor relative performance.

What other factors influenced the fund's performance?

Stocks generally were supported over the reporting period by steady economic growth, low inflation, robust liquidity in the financial system and a strengthening U.S. labor market, which more than offset the countervailing effects of rising interest rates and volatile energy prices. Financial services stocks fared even better, on average, than the broader stock market. Investors apparently were encouraged by the renewed vigor of the capital markets, including greater mergers-and-acquisitions activity, better trading results, and strong credit quality fundamentals in loan markets. In addition, many investors seemed to anticipate the end of the Federal Reserve Board's credit tightening campaign as a harbinger of improving interest margins.

Improving conditions in the financial markets helped drive stock prices higher in the brokerage and investment management industries, sectors where we increased the fund's exposure early in the reporting period. For example, the stock prices of online broker E-Trade Financial and asset management company Affiliated Managers Group rose along with their earnings and general investor sentiment.

The fund also modestly increased its exposure to the specialty finance sector, where better-than-expected credit quality conditions and growing commercial lending volumes helped fuel earnings gains for lenders such as CapitalSource. After posting disappointing results during the first half of 2005, the fund's mortgage finance holdings bounced back during the reporting period due to stronger lending volumes and expectations of higher profit margins. Stocks in the mortgage finance area that helped the fund's performance included Accredited Home Lenders and New Century Financial.

In addition, some holdings in the banking sector helped the fund's relative performance. Small and midsize banks posted especially attractive returns in anticipation of possible acquisitions by larger rivals as well as higher earnings in a strong credit environment. The fund's investment in large-cap bank Wachovia also was particularly rewarding as earnings grew strongly and management demonstrated discipline in avoiding overpriced acquisitions. However, Wachovia's positive contribution was offset by declines in two Puerto Rico banks, R&G Financial Corp and EuroBancshares, which were hurt by allegations of accounting irregularities and worse-than-expected margin pressures. Finally, the fund's position in Commercial Capital Bancorp detracted from performance due to weaker-than-expected profit margins.

What is the fund's current strategy?

Although business fundamentals appear to have remained sound in most financial services industries, we are aware that credit-quality conditions may be peaking for the current cycle. In addition, there may continue to be pressure on interest margins due to intensifying price competition for deposits and loans along with a yield curve that remains relatively flat. Therefore, we intend to maintain a relatively cautious investment posture, attempting to identify industries and companies within the financial services sector that we believe will prosper even if business conditions begin to weaken from today's relatively healthy levels.

April 17, 2006

[1]   *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through September 30, 2006, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*
   A significant portion of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance. Currently, the fund is relatively small in asset size. IPOs tend to have a reduced effect on performance as a fund's asset base grows.
[2]   *SOURCE: Goldman Sachs & Co. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Goldman Sachs Financial Services Index is a modified capitalization-weighted index designed as a benchmark for U.S.-traded securities. The index includes companies in the following categories: banking services; commercial and consumer financial services; brokerage firms and asset managers; insurance companies; and real estate companies. Total returns are calculated on a month-end basis.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Financial Services Fund from October 1, 2005 to March 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended March 31, 2006

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 6.98	$ 10.99	$ 10.98	$ 5.58	$ 8.28
Ending value (after expenses)	$1,154.50	$1,149.50	$1,148.60	$1,131.00	$1,143.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended March 31, 2006

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 6.54	$ 10.30	$ 10.30	$ 5.29	$ 7.80
Ending value (after expenses)	$1,018.45	$1,014.71	$1,014.71	$1,019.70	$1,017.20

† *Expenses are equal to the fund's annualized expense ratio of 1.30% for Class A, 2.05% for Class B, 2.05% for Class C, 1.05% for Class R and 1.55% for Class T; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

March 31, 2006 (Unaudited)

Common Stocks−100.3%	Shares	Value ($)
Banking−24.1%		
Bank of America	4,878	222,144
Bank of New York	1,510	54,420
Boston Private Financial Holdings	2,420	81,772
HSBC Holdings, ADR	1,010	84,618
Marshall & Ilsley	400	17,432
North Fork Bancorporation	1,250	36,037
PNC Financial Services Group	870	58,560
W Holding	4,200	33,054
Wachovia	3,100	173,755
Wells Fargo & Co.	700	44,709
Zions Bancorporation	200	16,546
		823,047
Financial Services−19.6%		
BankAtlantic Bancorp, Cl. A	2,620	37,702
Capital One Financial	1,554	125,128
Chicago Mercantile Exchange	120	53,700
Commercial Capital Bancorp	5,250	73,815
Countrywide Financial	5,180	190,106
E*Trade Financial	4,070 [a]	109,809
Fannie Mae	460	23,644
Freddie Mac	700	42,700
H&R Block	600	12,990
		669,594
Insurance−24.5%		
ACE	810	42,128
American International Group	2,450	161,921
AON	1,800	74,718
Assurant	800	39,400
Axis Capital Holdings	500	14,950
Chubb	320	30,541
Conseco	650 [a]	16,133
Genworth Financial, Cl. A	1,760	58,837
Hartford Financial Services Group	400	32,220
Lincoln National	440	24,020
Metlife	2,130	103,028
Prudential Financial	920	69,745
RenaissanceRe Holdings	400	17,448

Common Stocks (continued)	Shares	Value ($)
Insurance (continued)		
St. Paul Travelers Cos.	1,900	79,401
UnumProvident	2,800	57,344
XL Capital, Cl. A	260	16,669
		838,503
Investment Companies—22.3%		
Affiliated Managers Group	980 a	104,478
Ameriprise Financial	800	36,048
Calamos Asset Management, Cl. A	1,000	37,400
Citigroup	2,010	94,952
Goldman Sachs Group	130	20,405
Investment Technology Group	1,850 a	92,130
JPMorgan Chase & Co.	4,130	171,973
Merrill Lynch & Co.	2,290	180,360
National Financial Partners	420	23,738
		761,484
Real Estate Investment Trusts—9.8%		
Alexandria Real Estate Equities	360	34,319
American Home Mortgage Investment	830	25,904
CapitalSource	7,496	186,500
New Century Financial	790	36,356
Prologis	670	35,846
Saxon Capital	1,700	17,748
		336,673
Total Investments (cost $2,961,838)	**100.3%**	**3,429,301**
Liabilities, Less Cash and Receivables	**(.3%)**	**(9,985)**
Net Assets	**100.0%**	**3,419,316**

ADR—*American Depository Receipts*
a   *Non-income producing.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Insurance	24.5	Financial Services	19.6
Banking	24.1	Real Estate Investment Trusts	9.8
Investment Companies	22.3		**100.3**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	2,961,838	3,429,301
Receivable for investment securities sold		101,734
Dividends receivable		5,294
Receivable for shares of Beneficial Interest subscribed		1,816
Prepaid expenses		24,850
		3,562,995
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		3,639
Cash overdraft due to Custodian		81,096
Payable for shares of Beneficial interest redeemed		18,396
Accrued expenses		40,548
		143,679
Net Assets ($)		**3,419,316**
Composition of Net Assets ($):		
Paid-in capital		3,044,171
Accumulated undistributed investment income–net		36,810
Accumulated net realized gain (loss) on investments		(129,128)
Accumulated net unrealized appreciation (depreciation) on investments		467,463
Net Assets ($)		**3,419,316**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	2,943,660	388,799	81,332	1,246	4,279
Shares Outstanding	187,786	25,406	5,299	82.400	279.546
Net Asset Value Per Share ($)	**15.68**	**15.30**	**15.35**	**15.12**	**15.31**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended March 31, 2006 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $98 foreign taxes withheld at source)	59,038
Interest	499
Income from securities lending	48
Total Income	**59,585**
Expenses:	
Management fee–Note 3(a)	12,876
Professional fees	35,765
Registration fees	34,269
Shareholder servicing costs–Note 3(c)	4,701
Custodian fees–Note 3(c)	1,697
Distribution fees–Note 3(b)	1,623
Prospectus and shareholders' reports	1,266
Trustees' fees and expenses–Note 3(d)	31
Total Expenses	**92,228**
Less–expense reimbursement from The Dreyfus Corporation due to undertaking–Note 3(a)	(69,604)
Net Expenses	**22,624**
Investment Income–Net	**36,961**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(91,451)
Net unrealized appreciation (depreciation) on investments	510,583
Net Realized and Unrealized Gain (Loss) on Investments	**419,132**
Net Increase in Net Assets Resulting from Operations	**456,093**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended March 31, 2006 (Unaudited)	Year Ended September 30, 2005
Operations ($):		
Investment income−net	36,961	42,252
Net realized gain (loss) on investments	(91,451)	238,232
Net unrealized appreciation (depreciation) on investments	510,583	(259,450)
Net Increase (Decrease) in Net Assets Resulting from Operations	**456,093**	**21,034**
Dividends to Shareholders from ($):		
Investment income−net		
Class A shares	(35,368)	(15,088)
Class B shares	(2,603)	(1,394)
Class C shares	(275)	(374)
Class T shares	−	(155)
Net realized gain on investments:		
Class A shares	(219,762)	(127,950)
Class B shares	(28,475)	(12,471)
Class C shares	(6,189)	(3,733)
Class R shares	(97)	(79)
Class T shares	(329)	(1,267)
Total Dividends	**(293,098)**	**(162,511)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	544,021	1,033,055
Class B shares	54,092	245,996
Class C shares	4,484	52,311
Class T shares	96	2,977

	Six Months Ended March 31, 2006 (Unaudited)	Year Ended September 30, 2005
Beneficial Interest Transactions ($) (continued):		
Dividends reinvested:		
Class A shares	228,420	138,047
Class B shares	22,732	13,220
Class C shares	4,589	4,032
Class R shares	97	79
Class T shares	329	1,422
Cost of shares redeemed:		
Class A shares	(463,866)	(357,071)
Class B shares	(34,280)	(70,182)
Class C shares	(124)	(30,428)
Class T shares	(96)	(17,906)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**360,494**	**1,015,552**
Total Increase (Decrease) in Net Assets	**523,489**	**874,075**
Net Assets ($):		
Beginning of Period	2,895,827	2,021,752
End of Period	**3,419,316**	**2,895,827**
Undistributed investment income−net	36,810	38,095

	Six Months Ended March 31, 2006 (Unaudited)	Year Ended September 30, 2005
Capital Share Transactions:		
Class A[a]		
Shares sold	35,300	67,767
Shares issued for dividends reinvested	15,259	8,721
Shares redeemed	(29,803)	(23,136)
Net Increase (Decrease) in Shares Outstanding	**20,756**	**53,352**
Class B[a]		
Shares sold	3,539	16,196
Shares issued for dividends reinvested	1,552	850
Shares redeemed	(2,204)	(4,846)
Net Increase (Decrease) in Shares Outstanding	**2,887**	**12,200**
Class C		
Shares sold	294	3,410
Shares issued for dividends reinvested	312	259
Shares redeemed	(8)	(2,020)
Net Increase (Decrease) in Shares Outstanding	**598**	**1,649**
Class R		
Shares issued for dividends reinvested	**7**	**5**
Class T		
Shares sold	7	190
Shares issued for dividends reinvested	22	92
Shares redeemed	(6)	(1,179)
Net Increase (Decrease) in Shares Outstanding	**23**	**(897)**

[a] *During the period March 31, 2006, 75 Class B shares representing $1,176 were automatically converted to 73 Class A shares and during the period ended September 30, 2005, 4,324 Class B shares representing $62,468 were automatically converted to 4,239 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased or (decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended March 31, 2006	Year Ended September 30,			
Class A Shares	(Unaudited)	2005	2004 [a]	2003	2002 [b]
Per Share Data ($):					
Net asset value, beginning of period	14.93	15.79	13.32	10.57	12.50
Investment Operations:					
Investment income–net [c]	.18	.28	.14	.14	.07
Net realized and unrealized gain (loss) on investments	2.06	.10	2.45	2.67	(2.00)
Total from Investment Operations	2.24	.38	2.59	2.81	(1.93)
Distributions:					
Dividends from investment income–net	(.21)	(.13)	(.12)	(.06)	–
Dividends from net realized gain on investments	(1.28)	(1.11)	–	–	–
Total Distributions	(1.49)	(1.24)	(.12)	(.06)	–
Net asset value, end of period	15.68	14.93	15.79	13.32	10.57
Total Return (%)	15.45 [d,e]	1.95 [d]	19.70 [d]	26.51	(15.44) [e]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.79 [e]	5.86	3.67	8.54	5.62 [e]
Ratio of net expenses to average net assets	.64 [e]	1.12	1.28	1.11	.99 [e]
Ratio of net investment income to average net assets	1.20 [e]	1.79	.93	1.19	.55 [e]
Portfolio Turnover Rate	73.82 [e]	175.80	67.11	41.53	47.05 [e]
Net Assets, end of period ($ x 1,000)	2,944	2,494	1,795	1,440	869

[a] *The fund commenced offering five classes of shares on October 31, 2003. The existing shares were redesignated Class A shares.*

[b] *From December 28, 2001 (commencement of operations) to September 30, 2002.*

[c] *Based on average shares outstanding at each month end.*

[d] *Exclusive of sales charge.*

[e] *Not annualized.*

See notes to financial statements.

Class B Shares	Six Months Ended March 31, 2006 (Unaudited)	Year Ended September 30,	
		2005	2004[a]
Per Share Data ($):			
Net asset value, beginning of period	14.58	15.56	14.33
Investment Operations:			
Investment income (loss)–net[b]	.12	.17	(.07)
Net realized and unrealized gain on investments	2.00	.08	1.49
Total from Investment Operations	2.12	.25	1.42
Distributions:			
Dividends from investment income–net	(.12)	(.12)	(.19)
Dividends from net realized gain on investments	(1.28)	(1.11)	–
Total Distributions	(1.40)	(1.23)	(.19)
Net asset value, end of period	15.30	14.58	15.56
Total Return (%)[c]	14.95[d]	1.12	10.02[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	3.24[d]	6.49	3.35[d]
Ratio of net expense to average net assets	1.03[d]	1.87	2.79[d]
Ratio of net investment income (loss) to average net assets	.83[d]	1.13	(.53)[d]
Portfolio Turnover Rate	73.82[d]	175.80	67.11
Net Assets, end of period ($ x 1,000)	389	328	161

[a] *From October 31, 2003 (commencement of initial offering) to September 30, 2004.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

See notes to financial statements.

Class C Shares	Six Months Ended March 31, 2006 (Unaudited)	Year Ended September 30, 2005	2004[a]
Per Share Data ($):			
Net asset value, beginning of period	14.58	15.56	14.33
Investment Operations:			
Investment income−net[b]	.11	.15	.01
Net realized and unrealized gain on investments	2.00	.09	1.41
Total from Investment Operations	2.11	.24	1.42
Distributions:			
Dividends from investment income−net	(.06)	(.11)	(.19)
Dividends from net realized gain on investments	(1.28)	(1.11)	−
Total Distributions	(1.34)	(1.22)	(.19)
Net asset value, end of period	15.35	14.58	15.56
Total Return (%)[c]	14.86[d]	1.04	10.02[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	3.28[d]	6.82	3.77[d]
Ratio of net expense to average net assets	1.03[d]	2.07	2.18[d]
Ratio of net investment income to average net assets	.81[d]	.95	.09[d]
Portfolio Turnover Rate	73.82[d]	175.80	67.11
Net Assets, end of period ($ x 1,000)	81	69	47

[a] *From October 31, 2003 (commencement of initial offering) to September 30, 2004.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

See notes to financial statements.

Class R Shares	Six Months Ended March 31, 2006 (Unaudited)	Year Ended September 30,	
		2005	2004[a]
Per Share Data ($):			
Net asset value, beginning of period	14.55	15.54	14.33
Investment Operations:			
Investment income (loss)−net[b]	(.15)	.03	(.01)
Net realized and unrealized gain on investments	2.00	.09	1.44
Total from Investment Operations	1.85	.12	1.43
Distributions:			
Dividends from investment income−net	−	−	(.22)
Dividends from net realized gain on investments	(1.28)	(1.11)	−
Total Distributions	(1.28)	(1.11)	(.22)
Net asset value, end of period	15.12	14.55	15.54
Total Return (%)	13.10[c]	.25	10.08[c]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	5.03[c]	7.43	4.04[c]
Ratio of net expense to average net assets	.53[c]	2.76	2.04[c]
Ratio of net investment income (loss) to average net assets	(1.01)[c]	.17	(.04)[c]
Portfolio Turnover Rate	73.82[c]	175.80	67.11
Net Assets, end of period ($ x 1,000)	1	1	1

[a] *From October 31, 2003 (commencement of initial offering) to September 30, 2004.*

[b] *Based on average shares outstanding at each month end.*

[c] *Not annualized.*

See notes to financial statements.

Class T Shares	Six Months Ended March 31, 2006 (Unaudited)	Year Ended September 30, 2005	2004[a]
Per Share Data ($):			
Net asset value, beginning of period	14.55	15.53	14.33
Investment Operations:			
Investment income (loss)−net[b]	.04	.14	(.11)
Net realized and unrealized gain on investments	2.00	.13	1.51
Total from Investment Operations	2.04	.27	1.40
Distributions:			
Dividends from investment income−net	−	(.14)	(.20)
Dividends from net realized gain on investments	(1.28)	(1.11)	−
Total Distributions	(1.28)	(1.25)	(.20)
Net asset value, end of period	15.31	14.55	15.53
Total Return (%)[c]	14.37[d]	1.19	9.88[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	3.76[d]	6.12	3.30[d]
Ratio of net expense to average net assets	.78[d]	1.77	2.82[d]
Ratio of net investment income (loss) to average net assets	1.06[d]	.91	(.83)[d]
Portfolio Turnover Rate	73.82[d]	175.80	67.11
Net Assets, end of period ($ x 1,000)	4	4	18

[a] *From October 31, 2003 (commencement of initial offering) to September 30, 2004.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Financial Services Fund (the "fund") is a separate non-diversified series of Dreyfus Premier Opportunity Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering five series, including the fund. The fund's investment objective is long-term capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of shares of $.001 par value Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective on March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

- By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders-managed fund since on or before February 28, 2006.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.

- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

Effective on March 1, 2006, Class A and Class T shares of the fund may be purchased a t NAV without payment of a sales charge:

- For Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the Distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA rollover account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

As of March 31, 2006, MBC Investments Corp., an indirect subsidiary of Mellon Financial, held 70,346 Class A shares, all of the outstanding Class R shares and 83 Class T shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex–dividend date and interest income, including accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income–net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended September 30, 2005 were as follows: ordinary income $111,014 and long-term capital gains $51,497. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $250 thousand for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended March 31, 2006, the fund did not borrow under either line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .80% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken from October 1, 2005 through September 30, 2006 that, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings, Rule 12b-1 distribution plan fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of 1.05% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The expense reimbursement, pursuant to the undertaking, amounted to $69,604 during the period ended March 31, 2006.

During the period ended March 31, 2006, the Distributor retained $1,579 from commissions earned on sales of the fund's Class A shares, and $725 and $1 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares, and .25% of the value of the average daily net assets of Class T shares. During the period ended March 31, 2006, Class B, Class C and Class T shares were charged $1,334, $284 and $5, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended March 31, 2006, Class A, Class B, Class C and Class T shares were charged $3,478, $445, $94 and $5, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2006, the fund was charged $1,109 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended March 31, 2006, the fund was charged $1,697 pursuant to the custody agreement.

During the period ended March 31, 2006, the fund was charged $1,910 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $2,332, Rule 12b-1 distribution plan fees $293, shareholder services plan fees $728, custodian fees $4,856, chief compliance officer fees $1,910 and transfer agency per account fees $2,029, which are offset against an expense reimbursement currently in effect in the amount of $8,509.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended March 31, 2006, amounted to $2,596,361 and $2,363,420, respectively.

At March 31, 2006, accumulated net unrealized appreciation on investments was $467,463, consisting of $491,323 gross unrealized appreciation and $23,860 gross unrealized depreciation.

At March 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Subsequent Event:

Effective on or about June 1, 2006, the fund will no longer offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

NOTES

For More Information

**Dreyfus Premier
Financial Services Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0069SA0306

Dreyfus Premier
Natural Resources Fund

SEMIANNUAL REPORT March 31, 2006



Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Natural Resources Fund (formerly, Dreyfus Premier Natural Leaders Fund), covering the six-month period from October 1, 2005, through March 31, 2006.

After posting relatively mild gains during much of 2005, U.S. stocks began to show signs of renewed vigor in the first quarter of 2006. As they have for some time, smaller-cap stocks rose more sharply than large-cap shares in this current market environment in which investors have responded positively to reports of continued economic growth and robust business fundamentals in most industry groups. In fact, it recently was announced that, over the final three months of last year, pretax corporate profits rose at the fastest pace since 1992.

While our chief economist, Richard Hoey, currently expects U.S. economic growth to continue, the economic expansion may begin to rely less on consumer spending and more on corporate capital investment, exports and non-residential construction. In addition, inflationary pressures may increase moderately due to tighter labor markets and robust demand for goods and services. Clearly, changes in the economic climate might benefit some types of companies and industries more than others. As always, we encourage you to talk with your financial advisor to discuss investment options that may be suitable for you in this environment.

For more information about how the fund performed, as well as information on market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio managers.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
April 17, 2006



DISCUSSION OF FUND PERFORMANCE

Alexander S. Marshall and William E. Costello, Portfolio Managers

How did Dreyfus Premier Natural Resources Fund perform relative to its benchmark?

For the six–month period ended March 31, 2006, the fund produced a total return of 8.43% for Class A shares, 8.02% for Class B shares, 8.05% for Class C shares, 8.64% for Class R shares and 8.28% for Class T shares.[1] This compares with the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), which produced a total return of 6.38% for the same period.[2] The Goldman Sachs Natural Resource Index, which more closely reflects the fund's composition, returned 5.85% for the period.[3]

We attribute these results primarily to continued global economic growth, which led to generally favorable conditions for the broad market as well as the natural resources sector. Relatively high energy prices and robust levels of industrial activity generated attractive profits for many of the companies in which the fund invested. As a result, the fund outperformed the broader market as represented by the S&P 500 Index. The fund also outperformed the Goldman Sachs Natural Resource Index on the strength of our security selection strategy.

On a separate note, effective February 1, 2006, William E. Costello became the co–primary portfolio manager of the fund and the fund's name was changed to Dreyfus Premier Natural Resources Fund.

What is the fund's investment approach?

The fund seeks long–term capital appreciation. Effective February 1, 2006, the fund normally invests at least 80% of its assets in stocks of companies in the natural resources and natural resources-related sectors. These companies may include, for example, companies involved either directly or through subsidiaries in exploring, mining, drilling, refining, processing, transporting, distributing, fabricating, dealing in or owning natural resources and companies providing environmental services. The fund typically will invest in equity securities of U.S.–based companies, but may invest up to 45% of its total assets in foreign securities, including emerging market securities. The fund's stock investments may include common stocks, preferred stocks, warrants and convertible securities, including those purchased in initial public offerings and American Depository Receipts (ADRs). The fund may also invest in exchange-traded funds, which generally are designed to provide investment results corresponding to an index.

The fund invests in growth and value stocks, and typically will maintain exposure to the major natural resources sectors. Using fundamental research and direct management contact, the portfolio managers seek stocks of companies with strong positions in their natural resources sector, sustained achievement records and strong financial conditions. The portfolio managers also look for special situations, such as corporate restructurings, turnarounds or management changes that could increase the stock price. The fund typically sells a stock when the reasons for buying it no longer apply or when the company begins to show deteriorating fundamentals or poor relative performance or when a stock is fully valued by the market. The fund may also sell a stock to secure gains, limit losses or re-deploy assets into more promising opportunities.

What other factors influenced the fund's performance?

Volatile supply-and-demand dynamics in the oil and gas industries produced dramatic shifts in energy stocks throughout the reporting period. Oil stocks, which had risen sharply just before the start of the reporting period in response to the threat of hurricane-related shortages, pulled back in late 2005, then climbed again in early 2006 on the strength of increasing commodity prices. Natural gas, on the other hand, experienced gains during the first half of the reporting period, then suffered a steep decline in early 2006 due to mild winter weather and high levels of natural gas in storage.

We responded to these conditions in a variety of ways. We trimmed the fund's exposure to natural gas, which enhanced performance. We also established an underweighted position among large, relatively slow-growing integrated oil and gas companies, such as ConocoPhillips and Exxon Mobil, which delivered relatively weak returns. Instead, the fund focused on independent oil and gas exploration and production outfits, such as Denbury Resources, and oil service companies, such as offshore driller TransOcean. Some holdings in these areas, such as Grant Prideco and Patterson-UTI Energy, were hurt by their exposure to natural gas in early 2006. Nevertheless, the fund's energy-related stock selections proved generally positive.

The fund added value in non–energy related areas of investment as well, primarily through effective individual stock selection. Stocks that benefited the fund's performance included international holdings, such as Australian zinc producer Zinifex and steel pipe manufacturer Tenaris, ADR.; heavy equipment makers for the mining industry, such as Joy Global and Bucyrus International; and construction and engineering firms, such as McDermott International.

An underweight position in Schlumberger, an oil service provider hurt the fund's performance. Similar underweights in silver and aluminum holdings also held the fund's returns down.

As of March 31, 2006, the fund remains focused primarily on energy-related stocks, particularly independent exploration and production companies and oil services providers. We have also increased the fund's exposure to the oil refining industry in light of capacity constraints and the possibility of supply disruptions ahead of the summer driving season. At the same time, the fund remains more broadly diversified than the Goldman Sachs Natural Resource Index to the various industries involved in the production and distribution of natural resources.

April 17, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through September 30, 2006. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

[3] *SOURCE: Goldman Sachs & Co. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Goldman Sachs Natural Resource Index has been developed by Goldman Sachs as an equity benchmark for U.S.-traded natural resources-related stocks. The index includes companies in the following categories: extractive industries, energy companies, owners and operators of timber tracts, forestry services, producers of pulp and paper, and owners of plantations. It is a modified capitalization-weighted index and component companies must meet objective criteria for inclusion.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Natural Resources Fund from October 1, 2005 to March 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended March 31, 2006

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 7.79	$ 11.67	$ 11.67	$ 6.50	$ 9.09
Ending value (after expenses)	$1,084.30	$1,080.20	$1,080.50	$1,086.40	$1,082.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended March 31, 2006

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 7.54	$ 11.30	$ 11.30	$ 6.29	$ 8.80
Ending value (after expenses)	$1,017.45	$1,013.71	$1,013.71	$1,018.70	$1,016.21

† *Expenses are equal to the fund's annualized expense ratio of 1.50% for Class A, 2.25% for Class B, 2.25% for Class C, 1.25% for Class R and 1.75% for Class T; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

March 31, 2006 (Unaudited)

Common Stocks—98.9%	Shares	Value ($)
Basic Industries—17.8%		
Cameco	8,600	309,600
Cleveland-Cliffs	2,200	191,664
Denbury Resources	14,600 [a]	462,382
Gasco Energy	74,000 [a]	414,400
OPTI Canada	5,400 [a]	204,726
Peabody Energy	11,000	554,510
Praxair	2,000	110,300
Questar	9,150	640,958
Rohm & Haas	2,900	141,723
Southwestern Energy	17,400 [a]	560,106
Tenaris, ADR	2,700	487,809
Todco, Cl. A	13,400	528,094
Western Gas Resources	2,700	130,275
Zinifex	56,700	387,351
		5,123,898
Basic Materials—1.3%		
Cemex, ADR	2,600	169,728
Rinker Group, ADR	3,100	218,178
		387,906
Energy—20.4%		
Anadarko Petroleum	5,000	505,050
Apache	5,000	327,550
Chesapeake Energy	18,100	568,521
ConocoPhillips	11,290	712,963
Diamond Offshore Drilling	5,100	456,450
ENSCO International	4,600	236,670
Exploration Co. of Delaware	25,300 [a]	284,372
PetroHawk Energy	8,000 [a]	109,600
Pioneer Drilling	22,100 [a]	363,103
Range Resources	11,000	300,410
Rowan Cos.	7,100	312,116
Total, ADR	3,200	421,536
Valero Energy	11,400	681,492
XTO Energy	13,600	592,552
		5,872,385

Common Stocks (continued)	Shares	Value ($)
Energy Equipment & Services–7.5%		
Basic Energy Services	5,450 a	162,410
Canadian Natural Resources	7,900	437,581
Hercules Offshore	19,400 a	659,794
Hornbeck Offshore Services	6,300 a	227,241
Mission Oil & Gas	25,100 a	214,952
Trico Marine Services	6,200 a	200,260
Western Refining	12,200	263,764
		2,166,002
Exchange Traded–4.1%		
iShares COMEX Gold Trust	9,210 a,b	536,298
streetTRACKS Gold Trust	11,100 a	644,910
		1,181,208
Machinery & Engineering–5.6%		
BHP Billiton, ADR	9,600	382,560
Bronco Drilling	9,800 a	257,740
Bucyrus International, Cl. A	3,000	144,570
Headwaters	6,500 a	258,635
Joy Global	3,550	212,184
McDermott International	6,500 a	353,925
		1,609,614
Metals–2.9%		
Amerigo Resources	70,000	161,857
FNX Mining	26,700 a	298,506
Rio Tinto, ADR	800	165,600
Teck Cominco, Cl. B	3,200	206,491
		832,454
Oil & Gas–24.2%		
Amerada Hess	2,700	384,480
Chevron	8,160	473,035
Exxon Mobil	8,600	523,396
GlobalSantaFe	10,400	631,800
Helmerich & Payne	4,400	307,208

Common Stocks (continued)	Shares	Value ($)
Oil & Gas (continued)		
Marathon Oil	9,700	738,849
Nabors Industries	8,200 [a]	586,956
Noble	3,670	297,637
Noble Energy	4,400	193,248
Occidental Petroleum	6,600	611,490
Parallel Petroleum	17,600 [a]	324,720
Riata Energy	18,000 [a,c,d]	274,500
Sunoco	5,200	403,364
Transocean	10,800 [a]	867,240
Ultra Petroleum	5,900 [a]	367,629
		6,985,552
Oil & Gas Services—15.1%		
Baker Hughes	7,900	540,360
BJ Services	8,900	307,940
Cooper Cameron	2,600 [a]	114,608
Global Industries	17,200 [a]	249,228
Grant Prideco	17,058 [a]	730,765
Grey Wolf	19,500 [a]	145,080
Halliburton	8,900	649,878
National Oilwell Varco	3,400 [a]	218,008
Tesoro	3,200	218,688
Unit	7,800 [a]	434,850
Weatherford International	16,100 [a]	736,575
		4,345,980
Total Common Stocks		
(cost $23,357,103)		**28,504,999**

Other Investment—1.0%

Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $298,000)	298,000 [e]	**298,000**

Investment of Cash Collateral for Securities Loaned—1.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $306,000)	306,000 e	**306,000**
Total Investments (cost $23,961,103)	**101.0%**	**29,108,999**
Liabilities, Less Cash and Receivables	**(1.0%)**	**(302,208)**
Net Assets	**100.0%**	**28,806,791**

ADR—American Depository Receipts
a *Non-income producing.*
b *All or a portion of this security is on loan. At March 31, 2006, the total market value of the fund's security on loan is $296,973 and the total market value of the collateral held by the fund is $306,000.*
c *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2006, this security amounted to $274,500 or 1.0% of net assets.*
d *The value of this security has been determined in good faith under the direction of the Board of Trustees.*
e *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Oil & Gas	24.2	Exchange Traded	4.1
Energy	20.4	Metals	2.9
Basic Industries	17.8	Money Market Investments	2.1
Oil & Gas Services	15.1	Basic Materials	1.3
Energy Equipment & Services	7.5		
Machinery & Engineering	5.6		**101.0**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including		
securities on loan, valued at $296,973)–Note 1(c):		
Unaffiliated issuers	23,357,103	28,504,999
Affiliated issuers	604,000	604,000
Cash		175,417
Receivable for investment securities sold		106,073
Receivable for shares of Beneficial Interest subscribed		47,560
Dividends and interest receivable		21,113
Prepaid expenses and other assets		34,287
		29,493,449
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		33,513
Liability for securities on loan–Note 1(c)		306,000
Payable for investment securities purchased		280,075
Payable for shares of Beneficial Interest redeemed		42,413
Accrued expenses		24,657
		686,658
Net Assets ($)		**28,806,791**
Composition of Net Assets ($):		
Paid-in capital		23,338,249
Accumulated investment (loss)–net		(348,150)
Accumulated net realized gain (loss) on investments		668,738
Accumulated net unrealized appreciation (depreciation)		
on investments and foreign currency transactions		5,147,954
Net Assets ($)		**28,806,791**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	14,670,137	7,369,459	5,371,301	522,771	873,123
Shares Outstanding	593,664	302,646	219,893	21,031	35,381
Net Asset Value Per Share ($)	**24.71**	**24.35**	**24.43**	**24.86**	**24.68**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended March 31, 2006 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $4,250 foreign taxes withheld at source):	
Unaffiliated issuers	106,606
Affiliated issuers	6,596
Income from securities lending	2,534
Total Income	**115,736**
Expenses:	
Management fee–Note 3(a)	88,507
Shareholder servicing costs–Note 3(c)	44,588
Distribution fees–Note 3(b)	43,362
Registration fees	31,254
Auditing fees	16,379
Prospectus and shareholders' reports	9,622
Legal fees	4,357
Custodian fees–Note 3(c)	3,531
Trustees' fees and expenses–Note 3(d)	1,590
Interest expense–Note 2	457
Miscellaneous	5,097
Total Expenses	**248,744**
Less–reduction in management fee due to undertaking–Note 3(a)	(28,394)
Net Expenses	**220,350**
Investment (Loss)–Net	**(104,614)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	749,287
Net realized gain (loss) on forward currency exchange contracts	(1,393)
Net Realized Gain (Loss)	**747,894**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	1,491,117
Net Realized and Unrealized Gain (Loss) on Investments	**2,239,011**
Net Increase in Net Assets Resulting from Operations	**2,134,397**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended March 31, 2006 (Unaudited)	Year Ended September 30, 2005
Operations ($):		
Investment income (loss)–net	(104,614)	32,488
Net realized gain (loss) on investments	747,894	1,142,834
Net unrealized appreciation (depreciation) on investments	1,491,117	3,072,363
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,134,397**	**4,247,685**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(148,457)	(10,565)
Class B shares	(83,211)	(1,944)
Class C shares	(48,862)	–
Class R shares	(6,016)	(1,226)
Class T shares	(7,453)	–
Net realized gain on investments:		
Class A shares	(530,393)	(88,375)
Class B shares	(354,458)	(35,323)
Class C shares	(219,944)	(22,537)
Class R shares	(19,950)	(8,283)
Class T shares	(28,682)	(6,760)
Total Dividends	**(1,447,426)**	**(175,013)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	8,360,349	6,794,860
Class B shares	1,647,704	5,583,950
Class C shares	1,864,147	3,017,664
Class R shares	247,921	219,931
Class T shares	434,826	364,163

	Six Months Ended March 31, 2006 (Unaudited)	Year Ended September 30, 2005
Beneficial Interest Transactions ($) (continued):		
Dividends Reinvested:		
Class A shares	488,022	56,778
Class B shares	398,675	34,055
Class C shares	226,463	21,365
Class R shares	24,967	9,306
Class T shares	31,693	6,760
Cost of shares redeemed:		
Class A shares	(2,886,073)	(2,626,929)
Class B shares	(1,442,775)	(938,739)
Class C shares	(669,272)	(556,542)
Class R shares	(47,515)	(361,951)
Class T shares	(49,726)	(317,574)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**8,629,406**	**11,307,097**
Total Increase (Decrease) in Net Assets	**9,316,377**	**15,379,769**
Net Assets ($):		
Beginning of Period	19,490,414	4,110,645
End of Period	**28,806,791**	**19,490,414**
Undistributed investment income (loss)–net	(348,150)	50,463

	Six Months Ended March 31, 2006 (Unaudited)	Year Ended September 30, 2005
Capital Share Transactions:		
Class A[a]		
Shares sold	351,987	341,267
Shares issued for dividends reinvested	21,754	3,261
Shares redeemed	(119,313)	(132,747)
Net Increase (Decrease) in Shares Outstanding	**254,428**	**211,781**
Class B[a]		
Shares sold	70,382	278,327
Shares issued for dividends reinvested	17,999	1,970
Shares redeemed	(60,993)	(47,654)
Net Increase (Decrease) in Shares Outstanding	**27,388**	**232,643**
Class C		
Shares sold	79,071	152,508
Shares issued for dividends reinvested	10,196	1,233
Shares redeemed	(29,084)	(29,904)
Net Increase (Decrease) in Shares Outstanding	**60,183**	**123,837**
Class R		
Shares sold	10,266	11,416
Shares issued for dividends reinvested	1,108	533
Shares redeemed	(2,056)	(20,233)
Net Increase (Decrease) in Shares Outstanding	**9,318**	**(8,284)**
Class T		
Shares sold	18,172	18,269
Shares issued for dividends reinvested	1,414	388
Shares redeemed	(1,992)	(17,773)
Net Increase (Decrease) in Shares Outstanding	**17,594**	**884**

[a] During the period ended March 31, 2006 34,588 Class B shares representing $824,170 were automatically converted to 34,126 Class A shares and during the period ended September 30, 2005, 15,455 Class B shares representing $328,476 were automatically converted to 15,283 Class A shares.

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased or (decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended March 31, 2006 (Unaudited)	Year Ended September 30,	
		2005	2004[a]
Per Share Data ($):			
Net asset value, beginning of period	24.40	16.96	12.50
Investment Operations:			
Investment income (loss)−net[b]	(.06)	.13	.10
Net realized and unrealized gain (loss) on investments	1.96	7.90	4.36
Total from Investment Operations	1.90	8.03	4.46
Distributions:			
Dividends from investment income−net	(.35)	(.06)	−
Dividends from net realized gain on investments	(1.24)	(.53)	−
Total Distributions	(1.59)	(.59)	−
Net asset value, end of period	24.71	24.40	16.96
Total Return (%)[c]	8.43[d]	48.74	35.68[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.87[d]	2.57	6.80[d]
Ratio of net expenses to average net assets	.75[d]	1.51	1.38[d]
Ratio of net investment income (loss) to average net assets	(.26)[d]	.66	.65[d]
Portfolio Turnover Rate	36.80[d]	114.16	155.28[d]
Net Assets, end of period ($ x 1,000)	14,670	8,278	2,162

[a] From October 31, 2003 (commencement of operations) to September 30, 2004.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
See notes to financial statements.

	Six Months Ended March 31, 2006	Year Ended September 30,	
Class B Shares	(Unaudited)	2005	2004[a]
Per Share Data ($):			
Net asset value, beginning of period	24.10	16.84	12.50
Investment Operations:			
Investment (loss)−net[b]	(.15)	(.00)[c]	(.01)
Net realized and unrealized gain (loss) on investments	1.93	7.82	4.35
Total from Investment Operations	1.78	7.82	4.34
Distributions:			
Dividends from investment income−net	(.29)	(.03)	−
Dividends from net realized gain on investments	(1.24)	(.53)	−
Total Distributions	(1.53)	(.56)	−
Net asset value, end of period	24.35	24.10	16.84
Total Return (%)[d]	8.02[e]	47.71	34.72[e]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.24[e]	3.19	8.44[e]
Ratio of net expenses to average net assets	1.12[e]	2.26	2.07[e]
Ratio of net investment (loss) to average net assets	(.64)[e]	(.01)	(.05)[e]
Portfolio Turnover Rate	36.80[e]	114.16	155.28[e]
Net Assets, end of period ($ x 1,000)	7,369	6,634	718

[a] From October 31, 2003 (commencement of operations) to September 30, 2004.
[b] Based on average shares outstanding at each month end.
[c] Amount represents less than ($.01) per share.
[d] Exclusive of sales charge.
[e] Not annualized.
See notes to financial statements.

FINANCIAL HIGHLIGHTS *(continued)*

Class C Shares	Six Months Ended March 31, 2006 (Unaudited)	2005	2004[a]
		Year Ended September 30,	
Per Share Data ($):			
Net asset value, beginning of period	24.15	16.85	12.50
Investment Operations:			
Investment income (loss)–net[b]	(.15)	.01	(.01)
Net realized and unrealized gain (loss) on investments	1.95	7.82	4.36
Total from Investment Operations	1.80	7.83	4.35
Distributions:			
Dividends from investment income–net	(.28)	–	–
Dividends from net realized gain on investments	(1.24)	(.53)	–
Total Distributions	(1.52)	(.53)	–
Net asset value, end of period	24.43	24.15	16.85
Total Return (%)[c]	8.05[d]	47.68	34.80[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.24[d]	3.17	8.12[d]
Ratio of net expenses to average net assets	1.12[d]	2.21	2.07[d]
Ratio of net investment income (loss) to average net assets	(.64)[d]	.03	(.09)[d]
Portfolio Turnover Rate	36.80[d]	114.16	155.28[d]
Net Assets, end of period ($ x 1,000)	5,371	3,857	604

[a] *From October 31, 2003 (commencement of operations) to September 30, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class R Shares	Six Months Ended March 31, 2006 (Unaudited)	Year Ended September 30,	
		2005	2004[a]
Per Share Data ($):			
Net asset value, beginning of period	24.53	17.01	12.50
Investment Operations:			
Investment income (loss)–net[b]	(.03)	.15	.11
Net realized and unrealized gain (loss) on investments	1.97	7.98	4.40
Total from Investment Operations	1.94	8.13	4.51
Distributions:			
Dividends from investment income–net	(.37)	(.08)	–
Dividends from net realized gain on investments	(1.24)	(.53)	–
Total Distributions	(1.61)	(.61)	–
Net asset value, end of period	24.86	24.53	17.01
Total Return (%)	8.64[c]	49.15	36.08[c]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.74[c]	2.61	8.19[c]
Ratio of net expenses to average net assets	.63[c]	1.23	1.15[c]
Ratio of net investment income (loss) to average net assets	(.14)[c]	.81	.75[c]
Portfolio Turnover Rate	36.80[c]	114.16	155.28[c]
Net Assets, end of period ($ x 1,000)	523	287	340

[a]   *From October 31, 2003 (commencement of operations) to September 30, 2004.*
[b]   *Based on average shares outstanding at each month end.*
[c]   *Not annualized.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS *(continued)*

Class T Shares	Six Months Ended March 31, 2006 (Unaudited)	Year Ended September 30, 2005	2004[a]
Per Share Data ($):			
Net asset value, beginning of period	24.38	16.93	12.50
Investment Operations:			
Investment income (loss)–net[b]	(.09)	.06	.04
Net realized and unrealized gain (loss) on investments	1.95	7.92	4.39
Total from Investment Operations	1.86	7.98	4.43
Distributions:			
Dividends from investment income–net	(.32)	–	–
Dividends from net realized gain on investments	(1.24)	(.53)	–
Total Distributions	(1.56)	(.53)	–
Net asset value, end of period	24.68	24.38	16.93
Total Return (%)[c]	8.28[d]	48.36	35.44[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.99[d]	3.03	9.09[d]
Ratio of net expenses to average net assets	.87[d]	1.80	1.61[d]
Ratio of net investment income (loss) to average net assets	(.37)[d]	.30	.25[d]
Portfolio Turnover Rate	36.80[d]	114.16	155.28[d]
Net Assets, end of period ($ x 1,000)	873	434	286

[a] *From October 31, 2003 (commencement of operations) to September 30, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Natural Resources Fund (the "fund") is a separate non-diversified series of Dreyfus Premier Opportunity Funds (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering five series, including the fund. The fund's investment objective is long-term capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On January 26, 2006, the Board of Directors approved a change of the fund name from "Dreyfus Premier Natural Leaders Fund" to "Dreyfus Premier Natural Resources Fund". This change became effective February 1, 2006.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective on March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

• By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders-managed fund since on or before February 28, 2006.

• With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.

• By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

Effective on March 1, 2006, Class A and Class T shares of the fund may be purchased at NAV without payment of a sales charge:

• For Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the Distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA rollover account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short–term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income–net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended September 30, 2005 were as follows: ordinary income $173,837 and long-term capital gains $1,176. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $500 thousand for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under both lines of credit during the period ended March 31, 2006, was $19,000 with a related weighted average annualized interest rate of 4.84%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken from October 31, 2005 through September 30, 2006, that, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings, Rule 12b-1 distribution plan fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of 1.25% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The reduction in management fee, pursuant to the undertaking, amounted to $28,394 during the period ended March 31, 2006.

During the period ended March 31, 2006, the Distributor retained $19,226 and $960 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $5,574 and $2,438 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended March 31, 2006, Class B, Class C and Class T shares were charged $25,747, $16,808 and $807, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended March 31, 2006, Class A, Class B, Class C and Class T shares were charged $14,027, $8,582, $5,603 and $807, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2006, the fund was charged $11,707 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended March 31, 2006, the fund was charged $3,531 pursuant to the custody agreement.

During the period ended March 31, 2006, the fund was charged $1,910 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $17,517, Rule 12b-1 distribution plan fees $7,987, shareholder services plan fees $5,733, custodian fees $957, chief compliance officer fees $1,910 and transfer agency per account fees $3,410, which are offset against an expense reimbursement currently in effect in the amount of $4,001.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended March 31, 2006, amounted to $15,956,345 and $8,677,928, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counter party nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At March 31, 2006, there were no open forward currency exchange contracts.

At March 31, 2006, accumulated net unrealized appreciation on investments was $5,147,896, consisting of $5,338,633 gross unrealized appreciation and $190,737 gross unrealized depreciation.

At March 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Subsequent Event:

Effective on or about June 1, 2006, the fund will no longer offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

For More Information

**Dreyfus Premier
Natural Resources Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



6006SA0306